

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Gerri Henwood
President and Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

> **Re: Baudax Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2023**
> **File No. 333-271161**

Dear Gerri Henwood:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed April 6, 2023

General

1. We note your disclosure on the cover page and throughout the prospectus that you have engaged a placement agent in connection with this offering to sell the securities on a "best efforts" basis. With reference to Item 601 of Regulation S-K, please update your exhibit index to include your Placement Agent Agreement.

2. We note your cover page disclosure relating to the combined public offering price for your offering of common shares and warrants. However, we also refer to your disclosure in the Use of Proceeds and Dilution sections that your offering of common shares and warrants will be at an "assumed" combined public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an "assumed" offering price and revise accordingly. With reference to your disclosure

under the section entitled "Determination of Offering Price and Warrant Exercise Price" on page 43, please also revise your cover page disclosure to explain how the actual combined offering price will be determined. Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K for guidance. Also, if the combined offering price will be at a discount to the assumed price, then please revise to clarify this point.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jennifer Porter, Esq.